UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2007

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Royal Dutch Shell plc Updates on Extended Offer for the Minority Shares of
Shell Canada Limited

THE HAGUE, The Netherlands, April 2/PRNewswire-FirstCall/ --     Shell
Investments Limited ("SIL"), a wholly-owned subsidiary of Royal
Dutch Shell plc (NYSE: RDS.A; NYSE: RSDS.B), announced that as at the expiry time of the extended offer period on March 30, 2007, an additional
75,711,093 common shares in the capital of Shell Canada Limited ("Shell
Canada") were validly deposited to SIL's offer to acquire, at a price of
CDN$45.00 cash per common share, all of the outstanding common shares of
Shell Canada not already owned by SIL or its affiliates. SIL has taken up all such common shares deposited to the offer during such period and payment has been or will be made for such common shares on or before Wednesday,
 April 4, 2007.

    Combined with the 96,985,322 Shell Canada common shares taken up by SIL in respect of the initial offer period that ended on March 16, 2007, SIL and its affiliates now beneficially own 816,005,273 common shares of Shell Canada or approximately 98.8% of the outstanding common shares of Shell Canada. The common shares taken up and accepted for payment under the offer represent approximately 94.5% of the outstanding common shares of Shell Canada not already owned by SIL or its affiliates.

    SIL's offer has now expired. As the offer was accepted by holders of more than 90% of the common shares of Shell Canada not owned by the SIL or its affiliates, SIL will exercise its right under the compulsory acquisition provisions of section 206 of the Canada Business Corporations Act to acquire the outstanding common shares of Shell Canada not already owned by SIL and its affiliates at the same price of CDN$45.00 per common share, by mailing a formal notice to all remaining Shell Canada shareholders shortly.

    Disclaimer Statement

    This document contains forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch
Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management's current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements.
Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management's expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as ''anticipate'', ''believe'',
''could'', ''estimate'', ''expect'', ''intend'', ''may'', ''plan'',
''objectives'', ''outlook'', ''probably'', ''project'', ''will'', ''seek'',
''target'', ''risks'', ''goals'', ''should'' and similar terms and phrases.
There are a number of factors that could affect the future operations of
Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this document, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for the Group's products; (c) currency fluctuations; (d) drilling and production results; (e) reserve estimates; (f)
loss of market and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves; (k) economic and financial market conditions in various countries and regions; (l) political risks, project delay or advancement, approvals and cost estimates; and (m) changes in trading conditions. All forward-looking statements contained in this document are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of this presentation. Neither Royal Dutch Shell nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this document.

    The United States Securities and Exchange Commission (SEC) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this presentation, such as "oil in place" that the SEC's guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575 and disclosure in our Forms 6-K file No, 1-32575, available on the SEC website www.sec.gov -
opens in new window. You can also obtain these forms from the SEC by calling
1-800-SEC-0330.

Source: Royal Dutch Shell plc

Contacts: Shell Investor Relations: Europe Tjerk Huysinga +31-70-377-3996 /
+44-207-934-3856, US Harold Hatchett +1-212-218-3112, Shell Media Relations:
International, US, UK Press +44-207-934-5963/3277/6238, +44-777-616-1285, The
Netherlands and European Press, +31-70-377-8750

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: 2 April 2007	By:	/s/M.C.M. Brandjes
	Name:	M.C.M. Brandjes
	Title:	Company Secretary